SO
3/11/03

03012786

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

VP3-6-03

OMB APPROVAL	
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RECD S.E.C.
MAR 06 2003
516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wolverine Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., Suite 200
(No. and Street)

Chicago, (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Kula (312) 884-3724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Christopher L. Gust, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverine Execution Services, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 28 day of Fe[bruary]

"OFFICIAL SEAL"
JOAN P. STANEK
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 12/06/2006

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To The Members
Wolverine Execution Services, LLC
Chicago, Illinois 60604

I have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC as of December 31, 2002, and the related statements of income (loss), changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolverine Execution Services, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 28, 2003

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Receivable from clearing broker	$	150,982
Total assets	$	150,982

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to Wolverine Trading, L.P.	$	18,882
Member's Equity		132,100
Total liabilities and member's equity	$	150,982

The accompanying notes to the financial statements are an integral part of this statement.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues		
Interest income		$ 982
Expenses		
Regulatory fees and dues	17,170	
Other operating expenses	1,712	
Total expenses		18,882
Net income (loss)		$ (17,900)

The accompanying notes to the financial statements are an integral part of this statement.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Total Member's Equity
Balance January 1, 2002	$ -0-
Member capital contributions	150,000
Less: Net (loss) for the year ended December 31, 2002	(17,900)
Balance, December 31, 2002	$ 132,100

The accompanying notes to the financial statements are an integral part of this statement.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From (to) Operating Activities		
Net income (loss)	$ (17,900)	
(Increase) Decrease in:		
Receivables from clearing broker	(150,982)	
Net cash from (to) operating activities		$ (168 882)
Cash Flows From (Applied To) Financing Activities		
Member's capital contributions	150,000	
Member's loan	18,822	
Net cash from (applied to) financing activities		168,882
Net increase (decrease) in cash and cash equivalents		-0-
Beginning Cash		-0-
Ending Cash, December 31, 2002		$ -0-
Supplemental information:		
Interest expense paid during 2002		$ -0-
Income taxes paid during 2002		$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(1) Organization and Nature of Business

Wolverine Execution Services, LLC, (the "Company"), was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in November of 2002. The Company has not yet commenced trading operations, but intends to provide execution services for its Parent and other affiliates will make markets in various NASDAQ securities. Business activities are scheduled to commence by April 30, 2003.

The Company is a wholly owned subsidiary of Wolverine Trading, L.P. ("Parent").

(2) Summary of Significant Accounting Policies

Use of Estimates – The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition - Securities positions and related gains and losses will be recorded on the trade date basis.

Security Positions – Securities owned and securities sold, not yet purchased will be reflected in the accompanying financial statements at market value, consistent with industry practice. At December 31, 2002, there were no open positions.

Brokerage Commissions – Brokerage commissions and related clearing fees will be recorded on a trade date basis as securities transactions occur.

Company Expenses – The Company is responsible for all regulatory fees and operating expenses. The Company is responsible for general administrative expenses such as office rent, equipment and bookkeeping services.

Income Taxes - The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly taxable to the individual members.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(3) Receivable From And Equity With Other Brokers

Spear, Leeds & Kellogg acts as the Clearing Broker for the Company under an agreement. Cash and securities on deposit with the Clearing Broker, will satisfy margin requirements, which collateralize securities trading activities.

In the event that a Clearing Broker becomes insolvent, recovery of the Company's funds may be limited to the equity capital of the respective Clearing Broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the Clearing Broker.

(4) Payable to Wolverine Trading, L.P.

At December 31, 2002, the Company has borrowed $18,882 from its Parent.

There is no interest expense provided on this unsecured advance and repayments are to be made at the discretion of the Parent.

The Parent provides administrative support to the Company.

(5) Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of operations, the Company will make markets in equity securities. These trading commitments involve to varying degrees, elements of credit and market risk in excess of the amounts recognized in the accompanying financial statements.

Securities sold, not yet purchased (short sales) create an obligation which increases as the market value increases. Consequently, the Company is subject to the risk that the market values will increase in excess of the proceeds received. At December 31, 2002, there were no securities sold, not yet purchased.

Security positions are monitored daily to limit adverse market risk.

(6) Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of their fair value. Assets, including cash and receivable from securities broker/dealers, are carried at fair value. Similarly, all of the Company's liabilities are carried at amounts approximating fair value.

Securities owned are carried at fair value. Fair value for those instruments is estimated using available market quotations for traded instruments. Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers.

(7) Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or 6 2/3% of aggregate indebtedness" whichever is greater, as these terms are defined.

Adjusted net capital changes from day to day, but at December 31, 2002, the Company had adjusted net capital requirements of $132,100 and $100,000 respectively. The net capital rule may effectively restrict the payment of member withdrawals.

On January 31, 2003 the Parent infused additional capital of $350,000, in anticipation of the commencement of trading operations.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wolverine Execution Services, LLC as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 132,100	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			132,100	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 132,100	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 132,100	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 132,100	3750

OMIT PENNIES

There are no material modifications between the above computation and the Limited Liability Company's unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wolverine Execution Services, LLC as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	2,360	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	32,100	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	130,212	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	18,882	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	18,882	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	14	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

There are no material modifications between the above computation and the Limited Liability Company's unaudited filing.

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Auditor's Report.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wolverine Execution Services, LLC **as of** 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)	(1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k)	(2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)	(2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Spear, Leeds & Kellogg 4335		4570
D. (k)	(3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

See Auditor's Report.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

To the Board of Directors
Wolverine Execution Services, LLC

In planning and performing my audit of the financial statements of Wolverine Execution Services. LLC for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Wolverine Execution Services, LLC. that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant

Chicago, Illinois
February 28, 2003